Total Return Securities Fund SC TO-I

Exhibit 99.(a)(1)(v)

TOTAL RETURN SECURITIES FUND

c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202
1-800-730-2932

December 19, 2025

Dear Stockholder:

We are writing to inform you that Total Return Securities Fund, a non-diversified, closed-end management investment company incorporated under the laws of the state of Delaware (the “Fund”), is offering to purchase for cash up to 4,000,000 (approximately 24%) of its issued and outstanding shares of common stock, $0.001 par value per share, at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share, upon the terms and subject to the conditions set forth in the offer to purchase and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). The Offer will expire at 5:00 p.m., New York City time, on January 20, 2026, unless extended (such date and time, as the same may be extended, the “Expiration Date”). Importantly, the Offer includes all shares issued on December 19, 2025 pursuant to the Fund’s non-transferable rights to its existing stockholders to subscribe for new shares that expired on December 5, 2025. The purchase price per share for shares validly tendered and not properly withdrawn in the Offer will be determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the shares are traded, on the business day immediately following the day the Offer expires (the “Pricing Date,” and such price, expressed as a percentage of NAV per share, the “Purchase Price”), net to you in cash, less applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Offer.

All shares that the Fund does not accept for purchase because of proration will be returned at the Fund’s expense to the stockholders that tendered such shares promptly after the Expiration Date.

The Board of Directors of the Fund (the “Board”) has approved the Offer. However, none of the Fund, its Board, Bulldog Investors, LLP, the Fund’s investment adviser, or InvestorCom, the information agent (the “Information Agent”), makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in the offer to purchase and in the related letter of transmittal, including the Fund’s reasons for making the Offer.

There can be no assurance that the Offer will not negatively affect the Fund’s earnings per share. Likewise, there can be no assurance that this Offer or any other actions taken by the Board will reduce or eliminate any market price discount from NAV per share of the shares. The market price of the shares will also be determined by, among other things, the relative demand for and supply of shares in the market, the Fund’s investment performance, the Fund’s yield and investor perception of the Fund’s overall attractiveness as an investment as compared with other investment alternatives.

Please direct any questions regarding the offer to purchase to the Information Agent at
(877) 972-0090.

Sincerely,

Andrew Dakos,
Chairman, President and Chief Executive Officer